UNITED STATES
SEC[redacted]COMMISSION
49

02021283

OMB Number: 3235-0123
Expires: September 30, 1998
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SEC FILE NUMBER
~~8 - 52042~~

8-52421

EPORT
FORM X-17A-5
PART III

RECEIVED
APR - 1 2002
365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MIDTOWN MANAGEMENT LLC (FORMERLY NORDIC OPTIONS LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 EAST 42ND STREET, SUITE 3109
(No. and Street)

NEW YORK	NEW YORK	10165
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN HEMSLEY **(646) 227-0395**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEMPISTY & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS, P.C.
(Name — *if individual, state last, first, middle name*)

15 MAIDEN LANE, SUITE 1003	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

, **JAMES CARNEY, JR.** , swear (or affirm) that, to the ›est of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of **\ORDIC OPTIONS LLC FORMERLY, MIDTOWN MANAGEMENT LLC** , as of **)ECEMBER 31, 2001** , are true and correct. I further swear (or affirm) that neither the company ıor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of ı customer, except as follows:

____

____

____

Signature

MANAGING MEMBER

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 2003

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDTOWN MANAGEMENT, L.L.C.
(FORMERLY NORDIC OPTIONS L.L.C.)

DECEMBER 31, 2001

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF ASSETS, LIABILITIES AND MEMBERS EQUITY	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN MEMBER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-10
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	12
SCHEDULE II-RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(4)	13
SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS	15-16

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Member of
Midtown Management, L.L.C.
(formerly Nordic Options L.L.C.)

We have audited the accompanying statement of assets, liabilities and members' equity of Midtown Management, L.L.C. (formerly Nordic Options L.L.C.) as of December 31, 2001 and the related statements of revenue and expenses, changes in members equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midtown Management, L.L.C. (formerly Nordic Options L.L.C.) at December 31, 2001 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 28, 2002

MIDTOWN MANAGEMENT, L.L.C.
(FORMERLY NORDIC OPTIONS L.L.C.)

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS EQUITY

DECEMBER 31, 2001

ASSETS		
Cash	$	139,552
Securities owned at market value (Note 6)		49,692,295
Property and equipment, net (Note 7)		286,880
Deposits receivable		55,801
JBO investment		50,000
Dividends receivable		11,283
Other receivable		12,472
TOTAL ASSETS	$	50,248,283
LIABILITIES AND MEMBER'S EQUITY		
Securities sold, not yet purchased, at market value (Note 6)	$	37,562,246
Payable to clearing broker (Note 10)		10,837,992
Accrued expenses		125,000
Dividends payable		42,865
Total Liabilities		48,568,103
Commitments and contingent liabilities (Note 8)		
Member's equity		1,680,180
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	50,248,283

The accompanying notes are an integral part of these financial statements.

MIDTOWN MANAGEMENT, L.L.C.
(FORMERLY NORDIC OPTIONS L.L.C.)

STATEMENT OF OPERATIONS

DECEMBER 31, 2001

Revenues	
Futures trading (loss)	$ (1,348,442)
Securities trading	940,412
(Loss) on investment	(225,000)
Interest	3,595
Total Revenues	(629,435)
Expenses	
Broker fees	1,547,893
Employee compensation and benefits	988,197
Occupancy	304,662
Regulatory and exchange fees	242,369
Seat lease expense	221,287
Data processing	281,691
Software lease expense	125,501
Office expense and supplies	111,675
Depreciation and amortization	103,622
Professional fees	60,840
Other expenses	41,856
Total Expenses	4,029,593
Net loss	$ (4,659,028)

The accompanying notes are an integral part of these financial statements.

MIDTOWN MANAGEMENT, L.L.C.
(FORMERLY NORDIC OPTIONS L.L.C.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

DECEMBER 31, 2001

Member's equity at January 1, 2001	$	4,640,208
Capital contributions		2,200,000
Capital withdrawals		(501,000)
Net loss		(4,659,028)
Member's equity at December 31, 2001	$	1,680,180

The accompanying notes are an integral part of these financial statements.

MIDTOWN MANAGEMENT, L.L.C.
(FORMERLY NORDIC OPTIONS L.L.C.)

STATEMENT OF CASH FLOWS

DECEMBER 31, 2001
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (4,659,028)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation and amortization	103,622
Changes in operating assets and liabilities:	
(Increase) in due from broker	(6,555,962)
(Increase) in securities long at market	16,927,734
Decrease in deposits receivable	49,642
Decrease in dividends receivables	4,555
Decrease in other receivables	96,000
Increase in accrued expenses	125,000
Increase in dividends payable	37,345
Increase in payable to clearing broker	2,579,498
(Decrease) in stock sold, not yet purchased, at market	(10,228,756)
Total adjustments	3,138,678
NET CASH USED IN OPERATING ACTIVITIES	(1,520,350)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(77,786)
CASH USED IN INVESTING ACTIVITIES	(77,786)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	2,200,000
Capital distributions	(501,000)
CASH PROVIDED BY FINANCING ACTIVITIES	1,699,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	100,864
CASH AND CASH EQUIVALENTS:	
Beginning of year	38,688
End of year	$ 139,552

The accompanying notes are an integral part of these financial statements.

MIDTOWN MANAGEMENT, L.L.C.
(FORMERLY NORDIC OPTIONS L.L.C.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Midtown Management, L.L.C. (formerly Nordic Options L.L.C.) (the "Company") was organized in the State of Illinois on February 4, 2000. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange and the International Stock Exchange. On February 11, 2002 the Company sold its assets and business to a unaffiliated third party. The Company changed its name to Midtown Management, L.L.C. on February 21, 2002. On March 28, 2002 the Company instructed its attorney to withdraw its registration as a broker-dealer.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 3 to 7 years. The cost of leasehold improvements is amortized over the length of the related lease of 17 months. Depreciation is computed on a straight line basis for financial reporting purposes and an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal revenue Service regulations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2001.

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the member under this form of organization.

NOTE 4- NET CAPITAL REQUIREMENTS:

The Company is a member of the Chicago Board Options Exchange ("CBOE") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 the Company's net capital was $126,924 which was $26,924 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.323 to 1.

NOTE 4- NET CAPITAL REQUIREMENTS (continued)

During the year, the Company was in violation of its minimum net capital requirement. The Company incorrectly calculated its haircuts on securities positions on several occasions during November 2001. The violation was cured when the Company became aware of the error. The CBOE is currently investigating this matter.

NOTE 5- EXEMPTION FROM RULE 15c3-3:

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6- SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold But Not Yet Purchased
Common stocks	$ 19,377,900	$ 19,120,560
Options	30,314,395	18,441,686
	$ 49,692,295	$ 37,562,246

NOTE 7- PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2001:

Furniture and fixtures	$ 23,425
Computers	360,256
Equipment	8,183
Leasehold improvements	50,274
	442,138
Less accumulated depreciation and amortization	(155,258)
	$ 286,880

NOTE 8- COMMITMENTS AND CONTINGENCIES

Leases

The Company has entered into lease agreements for office space and other facilities that expire through October 2002. Rental expense under the operating leases for 2001 was $293,660. Remaining commitments under the operating leases are as follows:

Year Ending December 31,	Amount
2002	$ 136,859

NOTE 9- EMPLOYEE BENEFIT PLANS

Effective December 1, 2000, the Company adopted the Nordic Options L.L.C. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to 25% of their salary or he maximum allowed uder the Code. All employees who are at least age 21 are eligible. The Company does not make contributions to the Plan.

NOTE 10- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Payable
Payable to clearing broker	$ 10,837,992

NOTE 11- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker. Therefore, all of the customers' money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11- OFF BALANCE SHEET RISK (continued)

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

NOTE 12- SUBSEQUENT EVENTS

On February 11, 2002, the firm of Wagner Stott Bear Specialists LLC purchased from the Company, all of its business and certain assets and liabilities, which are specifically set forth in an Asset Purchase Agreement.

On February 21, 2002 the Company changed its name to Midtown Management, L.L.C.

On March 28, 2002 the Company instructed its attorney to withdraw its registration as a broker-dealer with the Securities and Exchange Commission.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

MIDTOWN MANAGEMENT, L.L.C.
(FORMERLY NORDIC OPTIONS L.L.C.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:		
Member's equity		$ 1,680,180
Less non-allowable assets and deductions:		
Property and equipment, net	$ 286,880	
Deposits receivable	55,801	
JBO investment	50,000	
Other receivable	12,472	
		405,153
Net capital before haircuts on securities positions		1,275,027
Less: Haircuts on securities	$ 780,453	
Undue concentration	367,650	1,148,103
NET CAPITAL		$ 126,924
AGGREGATE INDEBTEDNESS, total liabilities		$ 167,865
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 11,191
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($126,924 - $100,000)		$ 26,924
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 167,865	
NET CAPITAL	$ 126,924	132.26%

MIDTOWN MANAGEMENT, L.L.C.
(FORMERLY NORDIC OPTIONS L.L.C.)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 291,619
Additional capital contribution		225,000
(Increase) decrease in non-allowable assets		
Property and equipment, net	$ 103,622	
Security deposits	(2,098)	101,524
Audit adjustments:		
Increase in trading loss	(223,727)	
Increase in expenses	(240,269)	(463,996)
Increase in haircuts		(27,223)
NET CAPITAL, per audit		$ 126,924

MIDTOWN MANAGEMENT, L.L.C.
(FORMERLY NORDIC OPTIONS L.L.C.)

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2001

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

To the Member of
Midtown Management, L.L.C.
(formerly Nordic Options L.L.C.)
New York, New York

In planning and performing our audit of the financial statements of Midtown Management, L.L.C. (formerly Nordic Options L.L.C.) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Midtown Management, L.L.C.
(formerly Nordic Options L.L.C.)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 28, 2002